Kenneth B. Lerman, P.C.
Attorney at Law

February 28, 2008

Mr. Terence O'Brien
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Attention: Ryan Rhon, Staff Accountant

Re	Thermodynetics, Inc.
Form 10-KSB for the fiscal year ended March 31, 2007
File No. 000-10707

Gentlemen:

In reply to your letter dated January 28, 2008 concerning the above-referenced filing, this firm provides the following responses and information on behalf of Thermodynetics, Inc. (the "Company"). The responses are a compilation of information assembled from the Company, its auditors and attorneys. This letter is being issued as written correspondence for submission on the Edgar system.

Form 10-K SB for the Fiscal Year Ended March 31, 2007

Item 3. Legal Proceedings

Legal Proceedings, p.8

1.           In future filings, the Company will consider SFAS 5 when determining whether any disclosure of a contingency is required. See also the response to comments #3 and #15 below.

2.           In future filings, the Company will reference its financial position, liquidity and statements of operations when discussing materiality of any litigation.

3.           There were no legal proceedings threatened against Thermodynetics. All legal proceedings commenced or threatened were against Vulcan; Thermodynetics was not named. These claims and proceedings have been fully accounted for against Vulcan's assets at the time of the discontinuance of its operations. Because all Vulcan obligations arising from litigation have been consolidated and accounted for in the amount of $2,782,195 on the balance sheet as “long-term liabilities from discontinued operations,” the Company believes that there is no further contingent liability to the Company on account of litigation involving Vulcan and no additional disclosure is necessary.

In addition, Thermodynetics expects that the Vulcan's liabilities arising from its discontinued operations aggregating $2.7 million will be recognized as income once the applicable statute of limitations on such liabilities have passed. Thermodynetics is advised that the income recognition will occur over a six-year period commencing upon the August 2005 closing of the Vulcan plant. The income recognition has been anticipated and the tax effect has already been accounted for in the Company’s records and tax filings.

☒ 651 Day Hill Road		☐ 7700 W. Camino Real, Suite 404
Windsor, Connecticut 06095	www.KBLpc.com	Boca Raton, Florida 33433
Conn (860) 285-0700	KBL@KBLpc.com	Florida (561) 883-0700

Mr. Terence O'Brien, Accounting Branch Chief
United States Securities and Exchange Commission
February 28, 2008

Item 6. Management’s Discussion and Analysis or Plan of Operations

Results of Operations, p. 10

4.           In future filings, the Company will explain in more detail the reasons for fluctuations and will quantify the material changes in various line items on the statement of operations.

5.           The non collectible debt refers to a note receivable in the amount of $300,000 that may not be collectible. The Company has written the note down to $30,000. It was an investment in a possible acquisition and not related to operations.

Liquidity and Capital Resources, p. 12

6.           In future filings, the Company will explain, as appropriate, the reasons for material changes in account balances that affected cash flows for the year. The liquidity and cash disclosure issues are presented supplementally below.

  The increase in accounts receivable and inventory in FY 2007 over FY2006 was a result of a large increase in sales volume and higher production requirements to support higher sales. Inventory valuation was also affected by the increase in raw material prices during the year. The increase in quantities of raw materials were responsible for about half of the increase in the carrying value of inventory at March 31, 2007 with the remainder of the increase due to the higher cost of materials. Actual turnover of inventory improved in FY2007 over FY2006. The number of days sales in accounts receivable remained relatively consistent in FY2006 and FY2007, averaging between 37 and 41 days during the periods.

  The increase in other current assets in FY2007 was primarily caused by $215,000 of marketable securities purchased by the Company with proceeds of the United Kingdom initial public offering of the Turbotec Products Plc (the “PLC”) subsidiary.

  The increase in accrued expenses in FY2007 was largely due to provision for federal income taxes at the PLC; no provision was required in FY2006.

  Proceeds from the UK initial public offering were used to repay secured creditors resulting in the decrease in short and long term debt.

  The decrease in accounts payables resulted from the use of cash available from the UK initial public offering of the PLC to reduce accounts payable aging to about 50 days outstanding at the end of FY 2007 compared to 60 days at the end of FY2006.

7.           In future filings, where relevant, the Company will disclose the limits and thresholds of all material banking financial ratios and tests and how the actual ratios compare to these limits and thresholds.

Item 8A. Controls and Procedures

Controls and Procedures, p.14

8.           In future filings, the Company will provide the entire definition of disclosure controls and procedures if any definition is given.

9.           In future filings, the Company will identify “any changes” that have materially affected, or are reasonably likely to materially affect, internal controls and procedures related to financial reporting.

Mr. Terence O'Brien, Accounting Branch Chief
United States Securities and Exchange Commission
February 28, 2008

Item 14. Financial Statements

Consolidated Statements of Operations, p.3

10.           In future filings, the number of shares used to calculate earnings per common share will be disclosed in accord with paragraph 40 of SFAS 128.

Note 2- Sale of Minority Interest in Subsidiary, p. 6

11.           The total gross proceeds from the sales of stock of the PLC were $8,765,000 which was rounded to $8.8 million on page 13. The net proceeds were actually $6,705,000, not the $6,736,000 reported in the statement of cash flows. Therefore, the $1.8 million disclosed on page 13 should have been $2.1 million. The Company will correct these disclosures in future filings.

The net proceeds resulted from both the sale of shares of the PLC held by the Parent and from the sale of newly issued shares from the PLC. The net proceeds attributable to the sale of the newly issued shares from the PLC were recorded as Common Stock and Additional Paid in Capital on the PLC’s books. The net proceeds attributable to the sale of shares of the PLC held by the parent were recorded as a gain, net of the basis of the shares sold on the books of the Parent. An entry was also booked on the Parent’s books to reflect the increase in the investment based on the sale of newly issued shares of the PLC at a price in excess of book value.

The journal entries were as follows:

On the PLC’s books to record sale of PLC's newly issued shares:

Dr Cash 3,492,000
Cr. Common stock	218,000
Cr. APIC	3,274,000

On the Parent’s books to record sale of the PLC shares held by the Parent:

Dr. Cash 3,213,000
Cr. Investment in Turbo	666,000
Cr. Gain on sale	2,547,000

On Parent’s books to reflect Subsidiary’s sale of stock at a price greater than book value:

Dr. Investment in PLC 1,301,000
Cr. APIC	1,301,000

Note 3- Summary of Significant Accounting Policies, Revenue Recognition, p. 8

12.           In future filings, the Company will clarify in its revenue recognition policy that title of products and risk of loss are transferred to the customer upon shipment FOB the factory.

Note 17 - Income Taxes, p. 19

13.           The difference between the “Provision for Income Taxes” of $320,000 reflected on the 2006 statement of operations and the benefit shown in Note 17 of $(877,000) is the "Income taxes (benefit)" from the discontinued operations of $(1,197,000) reflected on the 2006 statement of operations.

Mr. Terence O'Brien, Accounting Branch Chief
United States Securities and Exchange Commission
February 28, 2008

The correct rate for 2007 is the 30% as you have noted. The (31%) related to the Utilization of net operating loss carry forwards by the Parent should have been (29%). The Company will correct this disclosure in future filings.

The effective rate decreased from 38% to 30% (corrected rate) due to the reduction of valuation allowances on certain deferred tax assets.

The “Other” amount noted in Note 17 related to the IRS Section 199 deduction and an R&D credit add back.

Note 22 - Discontinued Operations, p. 22

14.           The disclosure in Note 22 is incorrect in stating that there were taxes applicable to the extinguishment of debt. The Company will correct this disclosure in future filings. The $597,071 presented on the statement of operations as “Income (loss) from discontinued operations” correctly reflects the gain on the extinguishment of debt of $605,928 less a loss from discontinued operations in 2007 of $8,857.

Additionally, in future filings the Company will ensure that the discontinued operations are prepared consistently with paragraph 43 of SFAS 144.

15.           As discussed in the response to comment #3, all potential liabilities of Vulcan have been fully accounted for against the assets of Vulcan at the time of the discontinuance of its operations. The Company does not intend to pay the obligations of Vulcan and Vulcan's $2,782,195 of long-term liabilities from discontinued operations will be recognized as income once the applicable statute of limitations on such liabilities has passed.

* * * *

A statement related to certain acknowledgments requested by the Commission from the Company has been signed and its form is attached hereto as Exhibit A.

These responses have been provided on or before the extension date of February 29, 2008, which extension was agreed to between counsel for the Company, Kenneth B. Lerman, and SEC Staff Accountant Mr. Ryan Rhon. Should your Division require any further information, please so advise.

Very truly yours,

Kenneth B. Lerman, P.C.
(a professional corporation)

/s/ Kenneth B. Lerman

Kenneth B. Lerman

KBL:dn
Enclosure

cc: Robert A. Lerman, President & CEO

Mr. Terence O'Brien, Accounting Branch Chief
United States Securities and Exchange Commission
February 28, 2008

Exhibit A

In connection with its response to the Commission's staff comment letter dated January 28, 2008, Thermodynetics, Inc. hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

February 28, 2008

Thermodynetics, Inc.

By:	/s/ Robert A. Lerman
Robert A. Lerman, President